Annual Report

Cover Page

Name of issuer:

I Got It Holdings Corp.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 10/20/2020

Physical address of issuer:

400 Crossing Blvd, 8th Floor
Bridgewater NJ 08807

Website of issuer:

https://www.igotitapp.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$104,148.00	$0.00
Cash & Cash Equivalents:	$13,446.00	$0.00
Accounts Receivable:	$90,682.00	$0.00
Short-term Debt:	$238,831.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$90,682.00	$0.00
Cost of Goods Sold:	$2,733.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($218,183.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   I Got It Holdings Corp.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nicole Johnson	Co-Founder	I Got It	2020
Joseph De Perio	Founder	SportBLX	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicole Johnson	Vice President	2020
Nicole Johnson	Vice Chairperson of the Board	2020
Joseph De Perio	President	2020
Joseph De Perio	Treasurer	2020
Joseph De Perio	Secretary	2020
Joseph De Perio	Chairman of the Board	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicole Johnson	50.0 Class B Common Stock	50.0
Joseph De Perio	25.0 Class B Common Stock	25.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the

U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have a limited operating history. We have a limited operating history and there can be no assurance that we will be able to establish a successful business. We are subject to all of the business risks and uncertainties associated with any new business enterprise. Our revenues to date have been limited, and we cannot assure you that significant revenues will ever develop or that we will achieve profitable operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business, particularly one that is seeking to develop and commercialize a new product and operate in a competitive environment.
>
> No Audited financials. We have not produced financial statements on a regular basis and, when we do, our financial statements are not audited.
>
> Our performance is dependent upon certain key employees, the loss of which would have a material adverse effect on our business. Our performance significantly depends upon the continued contributions of our key personnel and our ability to retain and motivate them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business will be adversely affected. We do not have "key person" life insurance covering any of our key employees.
>
> To date, we may not be able to generate sufficient revenue to achieve and sustain profitability. We expect Operating expenses may increase significantly as we continue to expand our marketing efforts and operations in existing and new geographies and vertical markets. If our revenue declines or fails to grow at a rate faster than these increases in operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may generate losses. We cannot assure you that we will achieve or maintain profitability.
>
> The Board consists of two Members: Joseph De Perio and Nicole Johnson. There is a possibility of deadlock at the Board of Directors.
>
> The Company may need additional capital and may not be able to obtain it. In the event the monies raised from the offering are not sufficient to accomplish their purpose, the Company will need to raise additional funds in order to fund its operations including, among other things, funds to support its marketing and sales efforts, to meet competitive pressures, to hire personnel, to establish a broader customer base and brand name, and to respond to unanticipated requirements. If additional funds are raised through the issuance of equity or convertible debt securities, the Company will experience dilution in its ownership and the securities may have rights, preferences and privileges senior to those currently held by the members of the Company. If capital is raised through a debt financing, the Company likely would become subject to restrictive covenants relating to its operations and finances. There can be no assurance that additional financing will be available on terms favorable to the Company, if at all. Currently, the Company does not have any plans or commitments for additional funding. If the Company determines that it needs additional capital, and is unable to obtain it, the Company are likely to cease its operations.
>
> The Company does not own its technology. Pursuant to the Company's Master Services Agreement with its technology partner, I Got It Holdings LLC, the Company has an exclusive right to use technology and the right to first offer on all financial transactions. While the Company believes this is an attractive financial arrangement, we are still reliant on our technology partner to upkeep its technology systems. Failure of our technology partner's capabilities can jeopardize performance in operations, particularly in the midst of a live auction or event where such a disruption can harm our relationship with customers and our brand.
>
> Customer contracts with teams and other organizations generally allow for termination at will or upon short notice. This means subtle negative shifts in our performance that affect customer attitudes may result in a material impact on our financial performance.
>
> The COVID-19 pandemic has resulted in the suspension of sporting events, which we rely upon for a substantial portion of our business. The delays in reopening are ongoing.
>
> Our success will be dependent, in part, upon our ability to protect and promote the intellectual property that we and our technology partner expect to develop. The intellectual property that we expect to develop will be important to the marketing of our products. Our intellectual property is expected to include our confidential research product design, and databases, trademarks, patents and copyrights. If we are unable to protect our intellectual property rights, our ability to compete effectively would be harmed and we may never become profitable. We cannot be certain that the steps we intend to take to protect the right we develop will be sufficient, that such protections will not be circumvented and will not violate the rights of others, that others will not infringe or misappropriate such rights, or that we will not be prevented from using our products and intellectual property if challenged. In fact, even if our protection is broad enough, others may still infringe upon our rights, which will be costly to protect. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention, and cost a substantial amount to protect our rights or defend our self against claims. Moreover, if we are not successful in defending against third party infringement claims, we may be prevented from continuing to use our intellectual property in the future and a judgment or monetary damages may levied against us.

Control of the company is in the hands of Class B Common Stockholders. Our founders owns a majority of the outstanding Class B Common Shares issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to elect the directors or participate in major decisions regarding the management or operations of the company.

The company has no intention of paying dividend on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The offering price has been arbitrarily set by the company. The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article VII of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits. The forum for these lawsuits will be the Court of Chancery in the State of Delaware. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations.

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the subscription agreement. Investors should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If an investor brings a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Shares are "restricted" under the Securities Act. There are strict limitations on how you can resell your securities for the next year, and they cannot be easily resold even after that year. More importantly, there is no market for these securities, and there might never be one. That means the money you paid for these securities could be tied up for a long time.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares. Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

Investors interests may be diluted. The Company anticipates that it will raise additional capital in the future. Future issuance of additional securities could dilute the ownership stakes of the Company's existing owners; and there can be no assurance that the effects of such dilution will not be substantial. Our Board of Directors and our Class B shareholders may increase the number of authorized

Directors and our Class B shareholders may increase the number of authorized shares of capital stock of the company without the vote or consent of the holder of Shares. Any additional Shares or shares of a different or of securities that might hereafter be issued may negatively impact the Company's existing owners.

The businesses and markets in which we operate are intensely competitive. We currently and potentially compete with a wide variety of online and offline companies providing auction services. The Internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of services. We expect competition to continue to intensify. Online and offline businesses increasingly are competing with each other and our competitors include a number of online and offline auctioneers with significant resources, large user communities and well-established brands. Moreover, the barriers to entry into these channels can be low, and businesses easily can launch online sites or mobile platforms and applications at nominal cost by using commercially available software or partnering with any of a number of successful ecommerce companies. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that may be controversial with and lead to dissatisfaction among sellers, which could reduce activity on our platform and harm our profitability.

We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, ecommerce and mobile commerce has significantly increased, due to, among other factors, improved user experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times and more favorable return policies. Also, certain platform businesses, such as eBay, Amazon, Alibaba, Apple, Google and Facebook, many of whom are larger than us or have greater capitalization, have a dominant and secure position in other industries or certain significant markets, and offer other goods and services to consumers and merchants that we do not offer. If we are unable to change our products, offerings and services in ways that reflect the changing demands of ecommerce and mobile commerce marketplaces, particularly the higher growth of sales of fixed-price items and higher expected service levels (some of which depend on services provided by sellers on our platforms), or compete effectively with and adapt to changes in larger platform businesses, our business will suffer.

Competitors with other revenue sources may also be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to website, mobile platforms and applications and systems development than we can. Other competitors may offer or continue to offer faster and/or free shipping, delivery on Sunday, same-day delivery, favorable return policies or other transaction-related services which improve the user experience on their sites and which could be impractical or inefficient for our sellers to match. Competitors may be able to innovate faster and more efficiently, and new technologies may increase the competitive pressures by enabling competitors to offer more efficient or lower-cost services.

We may be unable to compete successfully against current and future competitors. Some current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet sectors than we do.

Global and regional economic conditions could harm our business. Our operations and performance depend significantly on global and regional economic conditions. Adverse economic conditions and events (including volatility or distress in the Securities and/or debt or credit markets) have in the past negatively impacted regional and global financial markets and will likely continue to do so from time to time in the future.

The substantial curtailing of in-person large sporting events due to COVID-19, including the NFL, NBA, MLB, MLS and others has and is expected to continue to have a material adverse impact on our business. Our business largely depends upon hosting auctions for live sporting events and if those events are not held, there is substantially less of a market for our services.

We expect to depend on a limited number of products, and our business will be materially adversely affected if these products do not perform as well as expected.

Our business plan calls for dedicating our resources to a limited number of products, from which we expect to generate a significant portion of our total revenues and gross margin. Any material adverse developments, including increased competition and supply shortages, with respect to the sale or use of the products we develop, or our failure to successfully develop such products, could have a material adverse effect on our revenues and gross margin.

Demand for our expected products may be adversely affected by many factors, including changes in consumer preferences and trends.

Given that we will select the products to develop years in advance of them reaching market, we may not effectively respond to changing customer preferences, trends, and other factors. Customer preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. If we do not effectively anticipate these trends and changing consumer preferences, then quickly develop new products in response, our sales could suffer. Developing and launching new products can be risky and expensive. We may not be successful in responding to changing markets and consumer preferences, and some of our competitors may be better able to respond to these changes, either of which could negatively affect our business and financial performance.

Our business will be sensitive to public perception. Our results of operations may be significantly affected by the public's perception of our company and similar

be significantly affected by the public's perception of our company and similar companies. If our products suffer from negative consumer perception, it is likely our sales will slow and we will have difficultly generating revenues.

Compliance with new or existing laws and regulations could impact our operations. The compliance costs associated with these laws and regulations could be substantial. Any failure or alleged failure to comply with these laws or regulations could adversely affect our reputation, international expansion efforts, growth prospects and financial condition or result in, among other things, litigation, revocation of required licenses, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. Publicity relating to any such noncompliance could also harm our reputation and adversely affect our revenues. These laws and regulations apply to many aspects of our business including the Violations of these laws or regulations could damage our reputation and result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations could result in increased compliance costs or capital expenditures. Any violations or changes of regulations could have a material adverse effect on our business, or disrupt the production or distribution of our products, and negatively affect our business and financial performance.

Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The company has taken the position that (i) it is an operating business and the (ii) the underlying assets are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate.

Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	70,000	9,621	No
Class C Common Stock	29,000	7,415	No
Class B Common Stock	1,000	22,119	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	20,000

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Section 4(a)(2)	Common stock	$25,000	General operations

| 11/2020 | Section 4(a)(2) | Common stock | $58,500 | General operations |
| 7/2021 | Regulation D, Rule 506(c) | Common stock | $641,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Joseph A. De Perio
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Board Member

Name	Joseph A. De Perio
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	12/30/20
Outstanding principal plus interest	$0.00 as of 09/18/21
Interest rate	8.0% per annum
Maturity date	06/30/21
Relationship	Chairman of the Board

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

I Got It Holdings Corp. is the investment vehicle for I Got It, an app that allows fans to bid real-time on exclusive memorabilia, one-of-a-kind

experiences and curated merchandise exclusively with the sports teams they are watching live or remote.

The Company wants to partner with every sports franchise in the world providing teams a unique way to engage fans and help them to "capture the moment" meanwhile enhancing their monetization of existing souvenir and memorabilia through targeted sales. These projections cannot be guaranteed.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

I Got It Holdings Corp. was incorporated in the State of Delaware in October 2020.

Since then, we have:

- I Got It is a mobile application that provides an innovative platform with live auction technology and targeted marketing to drive app engagement and multi-channeled revenue.

- The Company has launched with the New Orleans Saints and has signed deals with the Cleveland Cavaliers and others.

- The I Got It mobile app engages fans to bid in real-time on experiences, merchandise and memorabilia exclusively.

- I Got It offers teams and any performer a first-of-its-kind opportunity to engage fans and help them to "capture the moment"

- The Company creates additional marketing dollars for sports franchises and creates new streams of revenues.

- In our pandemic world, the Company allows fans to engage in a differentiated way and drives value for teams.

- The Company has an attractive business model, with the sports franchises handling and processing shipping for inventory.

Historical Results of Operations

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $90,682.

- *Assets.* As of December 31, 2020, the Company had total assets of $104,148, including $13,466 in cash.

- *Net Loss.* The Company has had net loss of -$218,183 for 2020.

- *Liabilities.* The Company's liabilities totaled $238,831 for 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $75,240 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

I Got It Holdings Corp. cash in hand is $80,000, as of November 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

There are no material changes or trends in our finances or operations since the date our financials cover.

We expect that our revenues in the next 6 months to be approximately $50,000. We expect out expenses in the next 6 months to be approximately $50,000. We consider sponsor ship fees to sports franchises to be capital expenditures. We expect to run our organization on a breakeven basis in the first year. These projections cannot be guaranteed.

Our founders have capital that would be used to support the business if needed. We would also look to raise other capital from other sources through Reg D.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any

what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joseph De Perio, certify that:

(1) the financial statements of I Got It Holdings Corp. included in this Form are

true and complete in all material respects ; and

(2) the tax return information of I Got It Holdings Corp. included in this Form

reflects accurately the information reported on the tax return for I Got It Holdings

Corp. filed for the most recently completed fiscal year.

Joseph De Perio
Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and

as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.igotitapp.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Joseph De Perio
    Nicole Johnson

Appendix E: Supporting Documents

    Amendment_to_Articles_IGotIt_Holdings.pdf
    Articles_of_Incorporation_IGotIt_Holdings_Corp.pdf
    Bylaws_-_I_Got_It_Holdings.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    I Got It Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Joseph De Perio

    Nicole Johnson

Appendix E: Supporting Documents

    Amendment_to_Articles_IGotIt_Holdings.pdf
    Articles_of_Incorporation_IGotIt_Holdings_Corp.pdf
    Bylaws_-_I_Got_It_Holdings.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I Got It Holdings Corp.

By

Joseph De Perio

Co-Founder/Executive Chairman of the Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nicole Johnson

Co-Founder
9/23/2021

Joseph De Perio

Co-Founder/Executive Chairman of the Board
9/23/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder

be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.